UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Charles S. Leykum

600 Travis Street, Suite 750

Houston, Texas 77002

(281) 407-0686

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1.	Name of Reporting Persons Charles S. Leykum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,140
	8.	Shared Voting Power 3,525,000
	9.	Sole Dispositive Power 43,140
	10.	Shared Dispositive Power 3,525,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,568,140
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.6%
14.	Type of Reporting Person IN

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunity GP I, LLC 45-2494955
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunity GP II, LLC 47-2465769
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,525,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,525,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,525,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Holdings II, LLC 32-0456689
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL CM GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,526,816
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,526,816

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,526,816
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Capital Management, L.P. 26-2463632
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,526,816
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,526,816

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,526,816
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4%
14.	Type of Reporting Person PN

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Fund II Preferred Holdings LLC 85-1368579
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunities Fund II, L.P. 36-4799022
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,055,830
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,055,830

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,055,830
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.0%
14.	Type of Reporting Person PN

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunities Offshore Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,469,170
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,469,170

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,469,170
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person PN

Explanatory Note

This Amendment No. 8 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Charles S. Leykum, CSL Energy Opportunity GP I, LLC, CSL Energy Opportunity GP II, LL, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings II, LLC, CSL Energy Holdings I, LLC, CSL Energy Holdings II, LLC, CSL Energy Opportunities Fund I, L.P., CSL Energy Opportunities Fund II, L.P. and CSL Energy Opportunities Master Fund, LLC with the Securities and Exchange Commission on November 19, 2019, as amended on March 16, 2020, May 15, 2020, September 22, 2021, November 7, 2023, December 5, 2023, December 20, 2023 and March 26, 2024 (as amended, the “Schedule 13D”) relating to the Class A Common Stock of Ranger Energy Services Inc. (the “Issuer”).

The principal executive offices of the Issuer are located at 10350 Richmond, Suite 550, Houston, Texas 77042. Except as set forth below and as to give effect to the changes in ownership amounts reflected above, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Calculations of the percentage of shares of Class A Common Stock beneficially owned are calculated in accordance with Rule 13d-3 and assume that there are 22,883,296 shares of Class A Common Stock outstanding as of April 30, 2024 (based on the Issuer’s Quarterly Report on Form 10-Q filed on May 7, 2024).

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Charles S. Leykum (“Leykum”) is the record holder of 43,140 shares of Class A Common Stock. On January 23, 2024, CSL Energy Opportunity GP I, LLC (“CSL GP I”) distributed all 1,186 shares of Class A Common Stock held by it to Leykum. Following this distribution, CSL GP I no longer held any shares of Class A Common Stock.

On April 30, 2024, CSL Fund II Preferred Holdings LLC (“CSL Preferred Holdings”) distributed all 3,525,000 shares of Class A Common Stock held by it to its members, CSL Energy Opportunities Fund II, L.P. (“CSL OII”) and CSL Energy Holdings II, LLC (“CSL HII”), pro rata in connection with a liquidating distribution, and CSL HII distributed 1,469,170 shares of Class A Common Stock (representing its pro rata portion of the liquidating distribution from CSL Preferred Holdings) to CSL Energy Opportunities Fund II, L.P. (“Offshore Fund II”) pro rata in connection with a liquidating distribution (collectively, the “Distribution”). Following the Distribution, CSL OII is the record holder of 2,055,830 shares of Class A Common Stock, CSL HII no longer holds any shares of Class A Common Stock, and Offshore Fund II is the record holder of 1,469,170 shares of Class A Common Stock. CSL Energy Opportunity GP II, LLC (“CSL GP II”) is (i) the general partner of each of CSL OII and Offshore Fund II and (ii) the managing member of CSL HII.

CSL Capital Management, L.P. (“CSL Capital Management”) is the investment advisor to CSL GP II and CSL Preferred Holdings. CSL CM GP, LLC (“CSL CM GP”) is the general partner of CSL Capital Management. Leykum is the managing member of each of CSL GP I, CSL GP II and CSL CM GP.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Leykum, CSL GP I and CSL Preferred Holdings to the extent any of such persons directly holds the securities reported on this Schedule 13D) is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A Common Stock and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Annex A attached hereto lists all transactions in Class A Common Stock since the most recent filing of an amendment to this Schedule 13D except as set forth in this Item 5. The transactions in Common Stock set forth on Annex A were effected in the open market through a broker.

(e) With respect to CSL HII, CSL Preferred Holdings and CSL GP I, this Amendment No. 8 constitutes an exit filing. In addition and for the avoidance of doubt, with respect to Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings II, LLC, CSL Energy Holdings I, LLC and CSL Energy Opportunities Fund I, L.P., each of which reported beneficial ownership of 0 shares of Class A Common Stock in Amendment No. 4 to this Schedule 13D filed on November 7, 2023, such Amendment No. 4 constituted an exit filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On May 6, 2024, Charles S. Leykum, individually and on behalf of the other Reporting Persons, entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer, whereby, subject to certain customary exceptions, the Reporting Persons are restricted for a specified period from making certain sales or dispositions of securities of the Issuer held by them. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

12	Lock-Up Agreement, dated May 6, 2024, by and between the Issuer and Charles S. Leykum, for himself and on behalf of CSL Capital Management, L.P. and any of its subsidiaries or affiliated entities.

13	Joint Filing Agreement, by and among the Reporting Persons, dated as of May 8, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2024	Charles S. Leykum

/s/ Charles S. Leykum
Charles S. Leykum

CSL Energy Opportunity GP I, LLC

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Managing Member

CSL Energy Opportunity GP II, LLC

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Managing Member

CSL Energy Holdings II, LLC

	By:	CSL Energy Opportunity GP II, LLC,
its managing member

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL CM GP, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Capital Management, L.P.

	By:	CSL CM GP, LLC, its general partner

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Fund II Preferred Holdings LLC

By:	CSL Capital Management, L.P.

By:	CSL CM GP, LLC, its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunity Fund II, L.P.

By:	CSL Energy Opportunity GP II, LLC, its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Offshore Fund II, L.P.

By:	CSL Energy Opportunity GP II, LLC, its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to Class A Common Stock effected since the most recent filing of an amendment to this Schedule 13D by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Class A Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on the date hereof.

Date	Effected By	Nature of Transaction	Quantity	Price
3/27/2024	CSL Preferred Holdings	Open Market Sale	132,000	$11.08
3/28/2024	CSL Preferred Holdings	Open Market Sale	37,000	$11.31